

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 8, 2015

Mr. George Achniotis
Chief Financial Officer
Navios Maritime Holdings, Inc.
7 Avenue de Grande Bretagne
Office 11B2
Monte Carlo, 98000 Monoco

    Re: Navios Maritime Holdings, Inc.
           Form 20-F for the Year Ended December 31, 2014
           Filed April 3, 2015
           File No. 001-33311

Dear Mr. Achniotis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Melissa Raminpour

           Melissa Raminpour
           Branch Chief
           Office of Transportation and Leisure